                                             Filed pursuant to Rule 424(b)(5)
                                             File No. 333-69671

          Prospectus Supplement to Prospectus dated January 12, 1999.

                                  $400,000,000

                          THE WASHINGTON POST COMPANY

                       5.50% Notes due February 15, 2009

                            ------------------------

     The Washington Post Company will pay interest on February 15 and August 15 of each year. The first interest payment will be made on August 15, 1999. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     The Company has the option to redeem all or a portion of the Notes at any time at a price based on the present value on the redemption date, using a discount rate based on a U.S. Treasury security having a remaining life to maturity comparable to the Notes, of the then remaining scheduled payments of principal and interest on the Notes to be redeemed, plus 15 basis points, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the Notes to be redeemed.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Note       Total
Initial public offering price...............................   99.348%   $397,392,000
Underwriting discount.......................................    0.650%   $  2,600,000
Proceeds, before expenses, to the Company...................   98.698%   $394,792,000

     The initial public offering price set forth above does not include accrued interest. Interest on the Notes will accrue from February 15, 1999, and must be paid by the purchaser if the Notes are delivered after February 15, 1999.

                            ------------------------

     The Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on February 17, 1999.

GOLDMAN, SACHS & CO.
                           SALOMON SMITH BARNEY

                                                    MERRILL LYNCH & CO.

                            ------------------------

                 Prospectus Supplement dated February 11, 1999.

                                  THE COMPANY

     The information contained in this section is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     The Company is a diversified media organization whose principal operations consist of newspaper publishing (primarily The Washington Post newspaper), television broadcasting (through the ownership and operation of six network-affiliated television stations), the ownership and operation of cable television systems, and magazine publishing (primarily Newsweek magazine). The Company also produces news and other information products and services for electronic distribution and provides test preparation and related services.

     The Company's executive offices are located at 1150 15th Street, N.W., Washington, D.C. 20071, and its telephone number is (202) 334-6000.

     The following discussion provides more information about the businesses included in each of the Company's business segments.

                         NEWSPAPER PUBLISHING DIVISION

     The Washington Post is one of the most respected newspapers in the world (it has won 31 Pulitzer Prizes) and is the dominant newspaper in the Washington, D.C. market, among the most affluent and best-educated major markets in the United States. The Washington Post's average 1998 circulation was 775,000 daily and 1,095,000 Sunday. The Company believes The Post's primary market household penetration of more than 45 percent daily and 60 percent Sunday is significantly higher than that of other major-city newspapers in the country. This penetration has made The Washington Post a highly effective medium for advertisers.

     Over the past several years, the Company has invested substantial amounts to meet the needs of readers and advertisers who increasingly live and work outside of the District of Columbia. The Washington Post currently operates 11 suburban news bureaus and separately zones advertising and editorial content on a weekly or more frequent basis in various sections of the paper.

     In the beginning of 1999, the Company completed a major, $230 million capital investment program to expand The Post's existing satellite printing plant, construct a new satellite printing plant and replace all of the paper's printing presses. The eight new presses will increase The Post's use of color and provide expanded ability to zone editorial content and advertising. In addition, the new facilities will offer significant operating efficiencies, including a reduction (through attrition) of approximately 100 production employees.

     The Company also is serving readers and advertisers in the Washington suburbs through its rapidly expanding Gazette Newspapers, a publisher of 31 community weekly newspapers with a combined controlled circulation of 420,000 in the Maryland suburbs.

     The Company also publishes The Herald in Everett, Washington, 30 miles north of Seattle. This morning newspaper has a circulation of 54,000 daily and 63,000 Sunday.

     In fiscal years 1997, 1996 and 1995, the newspaper publishing division generated revenues of $812.9 million, $763.9 million and $729.2 million, and segment operating income of $162.7 million, $116.8 million and $109.7 million, respectively. The newspaper division contributed 42%, 41% and 42% of the Company's consolidated revenues for fiscal 1997, 1996 and 1995, respectively. The operating results of The Washington Post accounted for most of the newspaper division's revenues and operating income.

                             BROADCASTING DIVISION

     The Company, through subsidiaries, owns six network-affiliated VHF television stations. Three of these stations are located in Florida (WPLG in Miami, WKMG in Orlando and WJXT in Jacksonville), and two are located in Texas (KPRC in Houston and

KSAT in San Antonio). These are two of the fastest growing states in the country. The sixth station, WDIV, is in Detroit, a large television market in which the Company's station has a strong position as the NBC affiliate. The Company's six stations are divided equally among the three major networks (ABC, CBS and NBC). Detroit, Houston, Miami, Orlando, San Antonio and Jacksonville are, respectively, the 9th, 11th, 16th, 22nd, 37th and 52nd largest broadcast markets in the United States (1998/99 DMA market rankings, Nielsen Media Research, Fall 1998).

     The Company's broadcast division operates on a basic management premise that has proven highly successful: leadership in local news ultimately results in a leadership position in market viewership and, more importantly, revenue share.

     In the November 1998 Nielsen ratings book, WDIV, WJXT and KSAT all continued to rank number one in audience share sign-on to sign-off, while WPLG tied for first place. KPRC, although still ranked third in the market, has narrowed the gap significantly and now challenges its closest competitors by as little as two share points. WKMG, which the broadcast division took over in September 1997, has remained in third place in Orlando while moving aggressively to build a strong news franchise.

     In 1997, 1996 and 1995, the broadcast division generated revenues of $338.4 million, $335.2 million and $306.1 million, and segment operating income of $159.6 million, $155.0 million and $132.4 million, respectively. The broadcast division contributed 17%, 18% and 18% to the Company's consolidated revenues for 1997, 1996 and 1995, respectively.

                                 CABLE DIVISION

     As of the end of 1998, subsidiaries of the Company provided basic cable service to approximately 733,000 basic subscribers clustered geographically in 18 states (representing about 73% of the 1,000,800 homes passed by the systems) and had in force more than 417,000 subscriptions to premium program services.

     The Company's cable systems are located in 18 Midwestern, Southern and Western states and typically serve smaller communities. The Company has chosen to concentrate its cable operations in non-urban areas where capital requirements are more predictable and where it has extensive experience in operating cable systems. The Company believes the combination of the non-urban market strategy, continued emphasis on customer satisfaction, and efforts to build a strong brand image has favorably positioned its cable operations for sustained growth. The Company has also undertaken a program to upgrade substantially all of its cable systems to 550 MHz capacity and to make them data ready with 1,500-home fiber-optic nodes. This program was more than half completed at the end of 1998.

     In 1997, 1996 and 1995, the cable division generated revenues of $257.7 million, $229.7 million and $194.1 million, and segment operating income of $51.5 million, $56.0 million and $41.0 million, respectively. The cable division contributed 13%, 12% and 11% of the Company's consolidated revenues for 1997, 1996 and 1995, respectively.

                          MAGAZINE PUBLISHING DIVISION

     Newsweek is a weekly news magazine published both domestically and internationally by Newsweek, Inc., a subsidiary of the Company. In gathering, reporting and writing news and other material for publication, Newsweek maintains news bureaus in 9 U.S. and 13 foreign cities.

     The domestic edition of Newsweek is comprised of over 100 different geographic or demographic editions which carry substantially identical news and feature material but enable advertisers to direct messages to specific market areas or demographic groups. Domestically, Newsweek's circulation of 3,100,000 ranks second among the three leading weekly news magazines (Newsweek, Time and U.S. News & World Report). Internationally, Newsweek publishes three English-language editions (Atlantic, Pacific and Latin America) as well as editions in Japanese, Korean, Spanish and Russian. The foreign-language editions are published through arrangements with local publishing companies which typically translate editorial copy, sell local advertising and print and distribute the editions.

     The Company's magazine division also includes Post-Newsweek Business Information. This is a group of trade magazines and trade shows in three technology sectors: government purchasers of information technology products and services, providers of government systems integration services, and technology entrepreneurs and financiers. The activities of this unit capitalize on Washington's emergence as one of the country's most dynamic, rapidly growing technology centers.

     In 1997, 1996 and 1995, the magazine publishing division generated revenues of $389.9 million, $377.1 million and $352.6 million, and segment operating income of $38.0 million, $22.8 million and $15.0 million, respectively. The magazine division contributed 20%, 20% and 21% to the Company's consolidated revenues for 1997, 1996 and 1995, respectively.

                                OTHER BUSINESSES

     For financial reporting purposes, the Company's "Other Businesses" segment principally consists of the operations of Kaplan Educational Centers, Inc. and Washingtonpost.Newsweek Interactive Company, each of which is a wholly owned subsidiary of the Company.

     The Company believes Kaplan Educational Centers, Inc. is one of the nation's foremost educational and career services companies. Kaplan's traditional business consists of preparing students for various admissions and licensing examinations (including the SATs, LSATs, GMATs, GREs, and nursing and medical boards), as well as publishing educational books and software. Over the past few years, Kaplan has expanded its traditional business offerings through acquisitions and internal development. As a result of these efforts, Kaplan now provides computer-based learning and individualized tutoring services in 68 centers located in ten states to students in elementary school through high school, delivers recruitment and training services for corporations and individuals seeking to advance their careers, and provides customized assessment and supplemental education programs to secondary schools and colleges. Notably, Kaplan has been able to broaden its service offerings while achieving double-digit revenue growth in its traditional test preparation business.

     During 1998, Kaplan's test preparation business (which accounts for the majority of its revenues) enrolled over 135,000 students and provided courses at 150 permanent centers located throughout the United States, Canada, Puerto Rico and London. Through licensing agreements, Kaplan test preparation courses are also delivered at 27 centers in 18 countries.

     The Company believes the commercial educational and career services markets will experience continued growth and that Kaplan is well positioned to profit from such growth.

     Like other companies which generate most of their revenue from the sale of advertising, the Company recognizes that the growth of the Internet is impacting the business environment in which it operates. Web-based information, advertising, and transaction services offer both great opportunities as well as potential challenges to the Company's traditional businesses. As a result, the Company has been investing substantial amounts in new Internet services to protect existing franchises and to develop new ones.

     The Company's new media activities are being carried out primarily by Washingtonpost.Newsweek Interactive Company ("WPNI"). Since July 1996, WPNI has operated washingtonpost.com, a World Wide Web site that features the full editorial text of The Washington Post and most of The Post's classified advertising, as well as original content created by WPNI's staff and content obtained from other sources. The washingtonpost.com site also features a comprehensive city guide focusing on the Washington, D.C., area, including an arts and entertainment section, a community section and an online yellow pages directory. This site is currently generating 65 million page views per month and the Company believes (based on data from Media Metrix) is among the top five national news sites on the web. WPNI is also gradually making progress in the sale of both local and national online advertising on washingtonpost.com. The Company is fully committed to remaining the prime resource for classified advertising in the greater Washington D.C. market, regardless of the medium.

     Late last year, WPNI took over the operations of a second major site, Newsweek.com, with the goal of establishing a presence for Newsweek on the web commensurate with the reputation and readership enjoyed by the print edition.

     In 1997, 1996 and 1995, other businesses generated revenues of $157.4 million, $147.6 million and $137.4 million, respectively, and segment operating losses of $30.6 million, $13.5 million and $27.1 million, respectively. The other businesses contributed 8% to the Company's consolidated revenues for each of 1997, 1996 and 1995.

                              RECENT DEVELOPMENTS

     On January 26, 1999, the Company issued a press release announcing its 1998 unaudited earnings.

                      1998 UNAUDITED CONSOLIDATED RESULTS

     The Company reported net income of $417.3 million for its fiscal year ended January 3, 1999, compared with net income of $281.6 million for the fiscal year ended December 28, 1997. The Company's 1998 net income included $194.4 million from the disposition of the Company's 28 percent interest in Cowles Media Company, the sale of 14 small cable systems and the disposition of the Company's interest in Junglee, a facilitator of internet commerce. The Company's 1997 net income included $44.5 million from the sale of the Company's investments in Bear Island Paper Company, L.P. and Bear Island Timberlands Company, L.P., and the sale of the assets of its PASS regional cable sports network. Excluding the effect of these one-time items, net income totaled $222.9 million in 1998, a decrease of 6 percent from net income of $237.1 million in 1997.

     Revenue for 1998 totaled $2,110.4 million, an increase of 8 percent from $1,956.3 million in 1997. Operating income for 1998 decreased 1 percent to $378.9 million, from $381.4 million in 1997. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, revenue increased 4 percent and operating income increased 3 percent. The 3 percent increase in operating income is attributable to operating income growth at the Company's broadcast and cable companies and an increase in the Company's pension credit. This growth was partially offset by increases in newsprint expense, new media spending, and expenses arising from the expansion of the printing facilities of The Washington Post.

     For the fourth quarter of 1998, the Company's net income decreased 30 percent to $63.8 million, from $91.0 million in 1997. Fourth quarter 1997 net income included the effect of the sale of the Bear Island partnership interests in the amount of $28.5 million. Excluding this one-time item, fourth quarter net income increased 2 percent.

     Revenue for the fourth quarter of 1998 was $591.4 million, up 13 percent over revenue of $522.4 million in the fourth quarter of 1997. Operating income for the quarter increased 7 percent to $109.5 million, from $102.2 million. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, revenue increased 8 percent and operating income increased 13 percent. Operating income growth at the Company's broadcast and cable companies, and improved operating results at Kaplan Educational Centers, Inc., accounted for most of the 13 percent fourth-quarter increase in operating income.

                       1998 UNAUDITED DIVISIONAL RESULTS

     In December 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which required the Company to change the manner in which it reports its corporate office expenses. Previously the Company had apportioned its corporate office expenses among its various divisions on the basis of divisional revenue. Subsequent to this change all corporate office expenses are being reflected in the "Other Businesses" segment. While this change does not affect the reporting of the Company's consolidated results of operations or divisional revenue, it does affect the reporting of the Company's divisional operating income. The divisional operating income information contained in the preceding discussion under the heading "The Company" has not been restated to reflect this change. However, the 1998 and 1997 divisional operating income information contained in the following discussion has been computed (or, in the case of 1997, restated) in accordance with this accounting change.

     Newspaper Division. At the newspaper division, 1998 included 53 weeks as compared to 52 weeks in 1997. Newspaper division operating income in 1998 decreased 4 percent to $165.1 million, from $172.6 million in 1997. In 1998, division revenue totaled $846.8 million, an increase of 4 percent over revenue of $812.9 million in 1997. The decrease in operating income at the newspaper division is due primarily to a 9 percent increase in newsprint expense and additional costs associated with the expansion of the printing facilities of The Washington Post, offset partially by growth in advertising revenue.

     Broadcast Division. Broadcast division operating income in 1998 was $171.2 million, up 5 percent from $163.7 million in 1997. Division revenue for 1998 increased 6 percent to $357.6 million, from $338.4 million in 1997. The improvement in 1998 operating income is primarily attributable to 1998 political advertising and an increase in local advertising revenue.

     Cable Division. Cash flow for the cable division in 1998 was $126.9 million, up 20 percent from $105.4 million in 1997. Cable division operating income of $65.0 million in 1998 was 19 percent higher than operating income of $54.7 million in 1997. Revenue for 1998 of $298.0 million represents a 16 percent increase over 1997. The increase in operating income is due primarily to higher subscriber levels and a slight increase in rates, offset partially by increased depreciation and amortization arising from acquisitions and capital improvements. At the end of 1998, there were 733,000 basic subscribers, an increase of 15 percent over 1997. Most of the basic subscriber increase resulted from acquisitions and trades.

     Magazine Division. Operating income at the magazine division totaled $44.5 million in fiscal 1998, an increase of 4 percent over $42.7 million in fiscal 1997. Revenue at the magazine division rose 2 percent to $399.5 million in 1998, from $389.9 million in 1997. The 4 percent increase in operating income is primarily attributable to the operating results of Newsweek. At Newsweek, growth in pension credit and other favorable cost experience boosted operating income by 14 percent, offsetting the adverse effects of two fewer special issues in 1998 versus 1997 and softness in advertising at the international editions of Newsweek.

     Other Businesses. Other businesses, which principally includes Kaplan Educational Centers, Inc., Washingtonpost.Newsweek Interactive Company, and (since the adoption of SFAS No. 131 as previously discussed) the Company's corporate office, recorded a combined operating loss in 1998 of $66.9 million, compared with a loss of $52.3 million in 1997. The increase in operating loss is primarily attributable to the Company's investing activities in electronic media offset in part by an improvement in Kaplan's operating performance. Revenues for other businesses totaled $208.4 million in 1998, representing a 32 percent increase over 1997; revenue growth at Kaplan accounted for substantially all of the increase. At Kaplan, revenue increased $77.6 million, or 66 percent, with acquisitions accounting for about two-thirds of the increase.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Notes to refund a significant portion of its outstanding commercial paper. On February 5, 1999, the Company had $458.4 million in commercial paper outstanding on which it was paying an average effective interest rate of 4.95%.

     At the end of the first quarter of 1998 the Company had no commercial paper or other indebtedness for borrowed money outstanding. Since that time, the Company has used the proceeds from the sale of its commercial paper, together with approximately $215 million in cash generated by operations and by the sale of certain assets, to fund capital expenditures at The Washington Post news paper and the Company's cable division aggregating about $220 million, to pay approximately $290 million in the aggregate for acquisitions of cable television systems by the Company's cable division and of various businesses by Kaplan Educational Centers (the largest of which was Dearborn Publishing Group), and to pay an aggregate of about $165 million for the purchase of shares of the common stock of General Re Corporation (a holding company for global reinsurance and related risk management operations which has entered into an agreement to be merged into Berkshire Hathaway Inc.).

                                 CAPITALIZATION

     The following table sets forth as of September 27, 1998, the historical capitalization of the Company and the as-adjusted capitalization of the Company giving effect to the sale of the Notes and the application of the estimated net proceeds to repay short-term debt. The table should be read in conjunction with the Company's consolidated financial statements, the notes thereto and the other financial data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                     AS OF SEPTEMBER 27, 1998
                                                     ------------------------
                                                       ACTUAL     AS ADJUSTED
                                                     ----------   -----------
                                                          (IN THOUSANDS)
Short-term debt....................................  $  380,505   $        0
Long-term debt.....................................           0      400,000
Redeemable preferred stock.........................      11,873       11,873
Common shareholders' equity........................   1,471,111    1,471,111
                                                     ----------   ----------
          Total capitalization.....................  $1,863,489   $1,882,984
                                                     ==========   ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The table on the next page sets forth selected consolidated financial data which have been derived from the Company's audited consolidated financial statements as of December 28, 1997, and the five fiscal years then ended, and the Company's unaudited condensed consolidated financial statements as of September 27, 1998 and September 28, 1997, and for the thirty-nine week periods then ended. The following financial data should be read in conjunction with and is qualified in its entirety by reference to, the Company's consolidated financial statements and notes thereto contained in Form 10-K and in the Company's Quarterly Report on Form 10-Q for the period ended September 27, 1998, each of which is incorporated herein by reference.

                                                    THIRTY-NINE WEEKS
                                                       ENDED ON OR
                                                   NEAR SEPTEMBER 30,         FISCAL YEAR ENDED ON OR NEAR DECEMBER 31,
                                                   -------------------   ----------------------------------------------------
                                                   1998(a)    1997(b)    1997(c)      1996       1995       1994     1993(d)
                                                   -------    -------    -------      ----       ----       ----     -------
                                                                             (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Operating revenues
    Advertising.................................   $  928.2   $  892.6   $1,236.9   $1,172.7   $1,094.6   $1,026.7   $  913.5
    Circulation and subscribers.................      402.5      386.8      519.6      491.0      453.3      438.5      444.4
    Other.......................................      188.3      154.4      199.8      189.8      171.5      148.8      140.3
                                                   --------   --------   --------   --------   --------   --------   --------
      Total operating revenues..................    1,519.0    1,433.8    1,956.3    1,853.5    1,719.4    1,614.0    1,498.2
                                                   --------   --------   --------   --------   --------   --------   --------
  Operating Costs and Expenses
    Operating...................................      822.2      743.5    1,019.9    1,007.1      948.1      861.4      790.3
    Selling, general and administrative.........      328.5      332.9      450.0      414.3      403.1      390.3      393.2
    Depreciation of property, plant and
      equipment.................................       63.2       53.7       71.5       65.1       65.8       62.0       59.5
    Amortization of goodwill and intangibles....       35.7       24.6       33.5       29.8       31.4       25.4       16.2
                                                   --------   --------   --------   --------   --------   --------   --------
      Total operating costs and expenses........    1,249.6    1,154.7    1,574.9    1,516.3    1,448.4    1,339.1    1,259.2
                                                   --------   --------   --------   --------   --------   --------   --------
  Income from operations........................      269.4      279.1      381.4      337.2      271.0      274.9      239.0
  Equity in (losses) earnings of affiliates.....       (3.1)       8.2       10.0       19.7       24.5        7.3       (2.0)
  Net interest (expense) income.................       (4.0)       2.4        2.2        3.8        2.4        3.6        6.1
  Other income (expense) (a)(b)(c)(d)...........      306.7       24.3       69.5       (0.5)      13.5        1.1       20.4
                                                   --------   --------   --------   --------   --------   --------   --------
  Income before income taxes....................      569.0      314.0      463.1      360.2      311.4      286.9      263.5
  Provision for income taxes....................      215.5      123.4      181.5      139.4      121.3      117.2      109.7
                                                   --------   --------   --------   --------   --------   --------   --------
  Income before cumulative effect of change in
    accounting principle........................      353.5      190.6      281.6      220.8      190.1      169.7      153.8
  Cumulative effect of change in method of
    accounting for income taxes.................         --         --         --         --         --         --       11.6
                                                   --------   --------   --------   --------   --------   --------   --------
  Net income....................................   $  353.5   $  190.6   $  281.6   $  220.8   $  190.1   $  169.7   $  165.4
                                                   ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA:
  Current assets................................   $  320.4   $  328.4   $  308.5   $  382.6   $  406.6   $  375.9   $  625.6
  Working capital...............................     (408.5)      (2.0)    (300.3)     101.0       98.4      102.8      367.0
  Property, plant and equipment, net............      793.1      592.6      653.8      511.4      457.4      411.4      363.7
  Total assets..................................    2,505.4    1,983.1    2,077.3    1,870.4    1,732.9    1,696.9    1,622.5
  Total debt....................................      380.5         --      296.4         --       50.2       50.3       51.8
  Common shareholders' equity...................   $1,471.1   $1,373.7   $1,184.1   $1,322.8   $1,184.2   $1,126.9   $1,087.4

OTHER DATA:
  EBITDA (e)....................................   $  368.3   $  357.4   $  486.4   $  432.1   $  368.3   $  362.2   $  314.7
  EBITDA as a % of revenues.....................        24%        25%        25%        23%        21%        22%        21%
  Current ratio (f).............................       0.44       0.99       0.51       1.36       1.32       1.38       2.42
  Percent of total debt to total
    capitalization..............................        20%         0%        20%         0%         4%         4%         5%

---------------
(a) Net income for the thirty-nine weeks ended September 27, 1998 included approximately $194.4 million from non-recurring gain transactions (representing approximately $308.5 million of pre-tax income included in "Other income (expense)"), including the disposition of the Company's investment interests in Cowles Media Company and Junglee Corporation and the sale of 14 small cable television systems.
(b) Net income for the thirty-nine weeks ended September 28, 1997 included a non-recurring gain of approximately $16.0 million (representing approximately $24.8 million of pre-tax income included in "Other income (expense)") from the sale of the assets of the Company's PASS regional cable sports network.
(c) Net income for the fiscal year ended December 28, 1997 included non-recurring gains of approximately $44.5 million (representing approximately $71.1 million of pre-tax income included in "Other income (expense)") from the sale of the assets of the Company's PASS regional cable sports network and the Company's investment interests in Bear Island Paper Company, L.P. and Bear Island Timberlands Company, L.P.
(d) Net income for the fiscal year ended January 2, 1994 included a non-recurring gain of approximately $13.4 million (representing approximately $20.5 million of pre-tax income included in "Other income (expense)") from the sale of the Company's cable franchises in the United Kingdom.
(e) Earnings before depreciation and amortization, interest and income taxes ("EBITDA") is not intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The Company has included EBITDA as it understands that EBITDA is used by certain investors as one measure of a Company's ability to service debt.
(f) Current ratio equals current assets divided by current liabilities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following is a discussion of the results of operations of the Company for the 13 weeks and 39 weeks ended September 27, 1998, compared with the 13 weeks and 39 weeks ended September 28, 1997, and changes in financial condition during the 39 weeks ended September 27, 1998.

     This analysis should be read in conjunction with the consolidated financial statements and the notes thereto contained in Form 10-K and in the Company's Quarterly Report on Form 10-Q for the period ended September 27, 1998.

     Revenues and expenses in the first and third quarters are customarily lower than those in the second and fourth quarters because of significant seasonal fluctuations in advertising volume.

                           THIRD QUARTER COMPARISONS

     Net income for the third quarter of 1998 was $81.8 million, an increase of 14 percent from net income of $71.6 million in the third quarter last year. Diluted earnings per share increased 21 percent to $8.05, from $6.64 in the third quarter of 1997, with fewer average shares outstanding.

     The Company's 1998 third quarter net income included $30.9 million ($3.05 per share - diluted basis) arising primarily from the sale of 14 small cable systems in Texas, Missouri and Kansas and the disposition of the Company's interest in Junglee, a facilitator of Internet commerce. Net income for the third quarter of 1997 included $16.0 million ($1.49 per share - diluted basis) from the sale of the assets of the Company's PASS regional cable sports network. Excluding these non-recurring items, net income decreased $4.7 million, or 8 percent; diluted earnings per share decreased 3 percent to $5.00, from $5.15 in the third quarter of 1997.

     Revenues for the third quarter of 1998 rose 6 percent to $509.3 million, from $478.4 million in the same period last year. Advertising revenues and circulation and subscriber revenues each increased 3 percent. Other revenues increased 33 percent over the third quarter of 1997. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, total third quarter revenue increased 1 percent. Third quarter revenues for 1998 were adversely affected by one less special Newsweek issue and a decline in advertising in Newsweek and at the Company's television stations by General Motors Corporation during the recent autoworkers' strike.

     Costs and expenses for the third quarter of 1998 increased 9 percent to $421.7 million, from $387.1 million in the third quarter of 1997. Third quarter 1998 operating expenses increased 10 percent, selling general and administrative expenses remained flat, depreciation expense rose 22 percent and amortization expense increased 65 percent. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, total costs and expenses for the third quarter increased 1 percent. The 1 percent increase in total costs and expenses is due to normal expense growth, new media spending and expenses arising from the expansion of the printing facilities of The Washington Post, offset partially by an increase in the Company's pension credit.

     In the third quarter of 1998, operating income declined to $87.6 million, a 4 percent decrease from $91.2 million in 1997. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, operating income for the third quarter of 1998 remained substantially unchanged as compared to the third quarter of 1997.

     Newspaper Division. At the newspaper division, revenues increased 3 percent in the third quarter of 1998. Advertising revenues for the division rose 3 percent in 1998 due principally to higher ad rates. Advertising volume at The Washington Post totaled 734,600 inches in the third quarter of 1998 as compared to 746,300 inches in 1997. Preprint advertising volume at The Post increased 3 percent to 382 million pieces, compared to 370 million pieces in 1997. Circulation revenues for the division decreased 2 percent in comparison to the same period last year as a result of a 1 percent decrease in both Sunday and daily circulation at The Washington Post.

     Newsprint expense at The Post increased 8 percent in the third quarter of 1998 compared to the third quarter of last year.

     Broadcast Division. Revenues at the broadcast division increased 2 percent in the third quarter of 1998. The increase in revenue is attributable to a 13 percent increase in local advertising revenue, partially offset by a 12 percent decrease in both national advertising revenue and network compensation. The decline in national advertising revenue reflects the previously mentioned third quarter decline in automotive advertising.

     Magazine Division. Revenues at the magazine division decreased 3 percent in the third quarter of 1998. The decrease is primarily attributable to one less special issue at Newsweek, as well as a decline in automotive advertising and softness in advertising at the international editions of Newsweek. These revenue declines were partially offset by increased revenue from the trade periodicals acquired in the fourth quarter of 1997.

     Cable Division. At the cable division, third quarter 1998 revenues were 18 percent higher than 1997. Higher subscriber levels, resulting mainly from recent acquisitions, as well as slightly higher rates accounted for the increase. At the end of the third quarter, the number of basic subscribers totaled approximately 730,000, 15 percent higher than the subscriber levels at the same time last year.

     Other Businesses. In the third quarter of 1998, revenues from other businesses - principally Kaplan Educational Centers, Legi-Slate, Washingtonpost.Newsweek Interactive, MLJ (Moffet, Larson & Johnson - sold in July, 1998), and PASS Sports (1997 only) - increased 31 percent over the prior year. Excluding PASS Sports and MLJ, which were sold in the third quarter of 1997 and 1998, respectively, revenue from other businesses increased 54 percent over the third quarter of 1997. Growth at Kaplan Educational Centers produced most of the increase, with acquisitions accounting for most of the gain.

     Equity in (Losses) Earnings of Affiliates. The Company's equity in losses of affiliates in the third quarter of 1998 was $4.1 million, compared with income of $4.7 million in the third quarter of 1997. The decrease resulted principally from increased spending at the Company's new media joint ventures and the Company's sale of its 35 percent interest in Bear Island Paper Company and Bear Island Timberlands Company in November 1997 and the disposition of the Company's 28 percent interest in Cowles Media Company, which occurred in March 1998.

     Non-Operating Items. Interest expense, net of interest income, was $2.0 million in the third quarter of 1998, compared with net interest income of $0.5 million in the third quarter of 1997. There were no borrowings outstanding during the third quarter of 1997.

     Included in other, net for the third quarter of 1998 are pre-tax gains of $51.2 million related to the sale of cable systems in Texas, Missouri and Kansas and the disposition of the Company's interest in Junglee, a facilitator of internet commerce. For the third quarter of 1997, other, net includes pre-tax gains of $24.8 million resulting from the sale of the assets of the Company's PASS Sports subsidiary and the termination of its regional sports network.

     Income taxes. The effective tax rate in the third quarter of 1998 decreased to 37.9 percent, from 40.4 percent in 1997. The decrease in the effective tax rate is the result of certain one-time transactions in the third quarter of 1998 being subject to state tax in jurisdictions with lower tax rates.

                             NINE MONTH COMPARISONS

     Net income for the first nine months of 1998 was $353.5 million, an increase of $162.9 million from net income of $190.6 million in the first nine months of 1997. Diluted earnings per share for the first three quarters of the year were $34.79, compared to $17.57 in 1997.

     The Company's 1998 net income included $193.7 million ($19.12 per share - diluted basis) from non-recurring gain transactions which include the first quarter disposition of the Company's 28 percent interest in Cowles Media Company and the previously mentioned cable system and Junglee transactions. The Company's 1997 net income includes $16.0 million ($1.49 per share - diluted basis) from the sale of the assets of PASS Sports and termination of its regional sports network. Excluding the effect of these dispositions, net income decreased 8 percent; diluted earnings per share decreased 3 percent to $15.67, from $16.08 in the first nine months of 1997, with fewer average shares outstanding.

     Revenues for the first nine months of 1998 increased 6 percent to $1,519.0 million, from $1,433.9 million in the comparable period last year. Advertising revenues increased 4 percent, circulation and subscriber revenues increased 4 percent and other revenues increased 22 percent. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, total revenue for the first nine months of 1998 increased 3 percent as compared to the same period in 1997.

     Costs and expenses increased 8 percent during the first three quarters of 1998 to $1,249.6 million, from $1,154.7 million in the corresponding period of 1997. During the first nine months of 1998, operating expenses increased 11 percent, selling general and administrative expenses were flat, depreciation expense increased 18 percent and amortization expense increased 46 percent. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, total costs and expenses increased 4 percent. This 4 percent increase in total costs and expenses was primarily attributable to normal expense growth and increases in newsprint expense, new media spending and expenses arising from the expansion of the printing facilities of The Washington Post, offset in part by an increase in the Company's pension credit.

     In the first nine months of 1998 operating income declined 3 percent to $269.4 million from $279.1 million in the same period last year. Excluding the effect of acquisitions and dispositions completed in 1997 and 1998, operating income for the first nine months of 1998 decreased 2 percent from the same period in 1997.

     Newspaper Division. Newspaper division revenues were up 4 percent in the first nine months of 1998 over the comparable period of 1997. Advertising revenues for the division rose 4 percent in the period due mainly to increased rates. Advertising volume at The Washington Post totaled 2,312,800 inches, declining 1 percent from 2,328,000 inches in the first nine months of 1997. Circulation revenues at the newspaper division for the first nine months of 1998 declined 2 percent as compared to the same period in the prior year, principally as a result of a 1 percent decline in both daily and Sunday circulation at The Post.

     Newsprint expense at The Post increased 11 percent in 1998 as compared to the first nine months of 1997.

     Broadcast Division. Revenues at the broadcast division increased 5 percent over the first nine months of 1997. The overall increase in broadcast division revenue is the result of a 6 percent increase in both national and local advertising revenue partially offset by a 13 percent decrease in network compensation.

     Magazine Division. Magazine division revenue increased 3 percent in the first nine months of the year. The increase is attributable to the trade periodicals acquired in the fourth quarter of 1997, partially offset by a 6 percent decline in revenue at Newsweek. One less Newsweek special issue, lower domestic edition ad pages and the continuing economic crisis in Asia resulted in the Newsweek revenue decline.

     Cable Division. Cable division revenues increased 14 percent in the first nine months of 1998. Higher subscriber levels resulting mainly from system acquisitions and exchanges, as well as slightly higher rates, accounted for the increase.

     Other Businesses. At the Company's other businesses - principally Kaplan Educational Centers, Legi-Slate, Washingtonpost.Newsweek Interactive, MLJ (Moffet, Larson & Johnson - sold in July, 1998), and PASS Sports (for 1997 only) - revenues rose 14 percent in the first nine months of 1998. Excluding PASS Sports and

MLJ, which were sold in the third quarter of 1997 and 1998, respectively, revenue from other businesses increased 41 percent. Growth at Kaplan Educational Centers produced most of the increase, with acquisitions accounting for about two-thirds of the gain.

     Equity in (Losses) Earnings of Affiliates. The Company's equity in losses of affiliates during the first three quarters of 1998 was $3.1 million, compared with income of $8.2 million in the first nine months of 1997. The decline in earnings of affiliates resulted principally from increased spending at the Company's new media joint ventures and the Company's sale of its 35 percent interest in Bear Island Paper Company and Bear Island Timberlands Company in November 1997 and the disposition of the Company's 28 percent interest in Cowles Media Company, which occurred in March of 1998.

     Non-Operating Items. Interest expense, net of interest income, was $4.0 million in the first nine months of 1998, compared to net interest income of $2.4 million in 1997. The increase in net interest expense is due to borrowings outstanding for the majority of the first nine months of 1998. There were no borrowings outstanding during the first nine months of 1997.

     Included in 1998 other, net are gains of $258.4 million resulting from the disposition of the Company's 28 percent interest in Cowles Media Company and $51.2 million related to the sale of cable systems in Texas, Missouri and Kansas and the disposition of the Company's interest in Junglee, a facilitator of internet commerce. Other, net in 1997 includes gains of $24.8 million resulting from the sale of the assets of the Company's PASS Sports subsidiary and the termination of its regional sports network.

     Income Taxes. The effective tax rate in 1998 was approximately 37.9 percent as compared to 39.3 percent in 1997. The lower state tax rate applicable to the Cowles and Junglee transactions resulted in the overall decline in the effective tax rate.

              FINANCIAL CONDITION: CAPITAL RESOURCES AND LIQUIDITY

     In the first nine months of 1998, the Company acquired various businesses for approximately $303.0 million as detailed in Note 1 to the third quarter condensed financial statements.

     For the first nine months of 1998, the Company's capital expenditures totaled $154.3 million, the majority of which related to the replacement of the printing facilities at The Washington Post and plant upgrades at the Company's cable subsidiary.

     As discussed in Note 2 to the third quarter condensed financial statements, the Company acquired 411,200 shares of General Re Corporation common stock throughout the third quarter of 1998 for a total cost of approximately $93.6 million.

     During the first nine months of 1998, the Company repurchased 30,260 shares of its Class B common stock at a cost of approximately $14.9 million. Approximately 785,000 Class B common shares remain available for repurchases under a November 13, 1997 authorization by the Board of Directors.

     In March 1998, the Company received approximately $330.5 million in cash and 730,525 shares of McClatchy Class A common stock as a result of the Cowles and McClatchy merger transaction, as previously described. The market value of the McClatchy stock received approximated $21.6 million, based upon publicly quoted market prices. During the second and third quarters of 1998, the Company sold 410,500 shares of the McClatchy stock for approximately $13.6 million; no significant gain or loss was realized upon the liquidation of these shares.

     In July 1998, the Company completed the sale of 14 small cable systems in Texas, Missouri and Kansas serving approximately 29,000 subscribers for $41.9 million.

     In August 1998, the Company received 202,961 shares of Amazon.com common stock as a result of the merger of Amazon.com and Junglee. The market value of the Amazon.com common stock received ap-proximated $25.2 million, based upon publicly quoted market prices.

     At the end of the first quarter of 1998, the Company utilized the cash generated from the previously mentioned Cowles transaction to repay its then outstanding borrowings totaling $296.4 million. Since the end of the first quarter the Company has made short-term borrowings to fund acquisitions and certain capital expenditures.

     During the third quarter and first nine months of 1998, the Company had average short-term borrowings outstanding of approximately $260.0 million and $182.0 million, respectively, at an average interest rate of 5.6 percent. At September 27, 1998, $380.5 million in short-term borrowings were outstanding that are supported by a 5-year, $500.0 million revolving credit facility.

                                YEAR 2000 UPDATE

     The Company's assessment, remediation, testing and contingency planning efforts surrounding Year 2000 readiness are proceeding on schedule with completion of all project phases projected for the fall of 1999. To date, the assessment of internal systems and equipment has been virtually completed and the Company has made substantial progress in completing the remediation, testing and contingency planning phases of its Year 2000 readiness project.

     Most of the Company's significant internal systems and equipment, including equipment with embedded controls, have been determined to be Year 2000 compliant. Certain critical internal systems, however, have been identified as incapable of processing transactions beyond the Year 2000; the most significant of which include some of the revenue related business systems at The Washington Post and Newsweek. For each of the non-compliant systems, the remediation efforts, which principally include systems replacement and software repair, are well under way and are expected to be completed and tested in the summer of 1999. The majority of the non-compliant internal systems were scheduled to be replaced prior to Year 2000 for operating efficiency reasons, and although the approaching Year 2000 increases the importance of replacing such systems, it has not caused a significant acceleration in the established replacement timetable.

     For critical internal systems and equipment determined to be compliant during the assessment phase of the project, and for non-compliant equipment that has been repaired or replaced, the Company has devised and commenced a testing plan to provide additional compliance assurance. To date, the results of the Company's Year 2000 compliance testing program have not revealed any new problems, or ineffective remediation. The Year 2000 testing phase for internal systems and equipment is estimated to be approximately 40 percent complete as of the end of October 1998.

     The Company's Year 2000 readiness project also includes procedures designed to identify and assess Year 2000 business interruption which may occur as a result of the Company's dependency on third parties. Vendors, suppliers, service providers, customers and governmental entities that are believed to be critical to the Company's business operations after January 1, 2000 ("key business partners") have been identified and significant progress has been made in ascertaining their stage of Year 2000 readiness. These efforts include, among others, circularization of Year 2000 compliance confirmations and conducting interviews and on-site reviews.

     The Company could potentially experience disruptions as a result of non-compliant systems utilized by some of its key business partners or unrelated third party governmental and business entities. Contingency plans are under development to mitigate these potential disruptions to business operations. These contingency plans include, but are not limited to, identification of alternative suppliers, vendors and service providers and planned accumulation of inventory to ensure production capability. The Company is also developing contingency plans for its internal critical business systems. These contingency planning activities are intended to reduce risk, but cannot eliminate the potential for business disruption caused by third party failures.

     The Company now estimates that its total Year 2000 compliance costs will approximate $25 million. Approximately $15 million of the estimated costs are attributable to assessment, repair and testing activities and will be expensed as incurred (approximately $7 million in 1998 and $8 million in 1999). The remaining $10 million represents the estimated cost to replace non-compliant systems and will be capitalized and amortized over periods ranging between five to ten years. The Company anticipates that the funds needed to complete the Year 2000 compliance efforts and referenced system replacements will be provided primarily from the Company's operating cash flows.

     For the first nine months of 1998, the Company has recorded approximately $5 million in expense related to Year 2000 compliance. Year 2000 project expenses incurred prior to 1998 were not significant.

     Based upon the activities described above, the Company does not believe that the Year 2000 problem is likely to have a material adverse effect on the Company's business or results of operations.

                            DESCRIPTION OF THE NOTES

     Information in this section should be read in conjunction with the statements under "Description of the Debt Securities" in the Prospectus.

                                    GENERAL

The Notes:

     - mature on February 15, 2009.

     - bear an interest rate of 5.50% per annum.

     - will be issued pursuant to an Indenture dated as of February 17, 1999 between the Company and The First National Bank of Chicago, as Trustee, and represent a new and separate series under the Indenture.

     - will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000.

     - represent unsecured and unsubordinated debt.

     - will rank equally with the Company's other unsecured and unsubordinated indebtedness (including pursuant to guarantees).

     - are redeemable at the option of the Company as described under "Optional Redemption".

     - are not subject to any sinking fund.

     - will be issued as Global Debt Securities in fully registered form, except in certain limited circumstances (described in the "Book Entry System" section below), without interest coupons attached.

     - will be subject to defeasance and covenant defeasance as provided in "Description of the Debt Securities - Satisfaction and Discharge; Defeasance" in the Prospectus.

Interest:

     - is payable semiannually in arrears on February 15 and August 15 of each year to the persons in whose names the Notes are registered at the close of business on February 1 and August 1, as the case may be, prior to the payment date.

     - payments begin on August 15, 1999 and interest begins to accrue from February 15, 1999.

     - will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                              OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by the

Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

     "Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with the Company.

     "Reference Treasury Dealer" means (i) Goldman, Sachs & Co. or its successor; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

                               BOOK-ENTRY SYSTEM

     The Notes will be represented by one or more Global Debt Securities. Each Global Debt Security will be deposited with, or on behalf of, The Depository Trust Company, as U.S. Depositary ("DTC") and be registered in the name of DTC or its nominee. Except under certain limited circumstances described below, the Notes will not be issued in definitive form.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the Na-tional Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     As long as DTC or its nominee is the registered owner of a Global Debt Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by that Global Debt Security for all purposes under the Indenture. Except under certain limited circumstances described below, owners of beneficial interests in a Global Debt Security will not be entitled to have Notes represented by that Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Indenture.

     Upon the issuance of a Global Debt Security, DTC will credit the accounts of persons designated by the Underwriters on its book-entry registration and transfer system with the respective principal amounts of the Notes represented by the Global Debt Security. Ownership of beneficial interests in a Global Debt Security will be limited to participants or persons that clear through or maintain a custodial relationship with a participant. Ownership of beneficial interests in a Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, DTC's or its nominee's records (with respect to interests of participants) and on participant's records (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws and their limitations may impair the ability to transfer beneficial interests in a Global Debt Security.

     Principal and interest payments on Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Debt Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest, will immediately credit each participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Debt Security as shown on its records. The Company also expects that payments by participants to owners of beneficial interests in a Global Debt Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository with respect to any Global Debt Security and the Company does not appoint a successor depository within 90 days, the Company will issue Notes in definitive form in exchange for the entire Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by a Global Debt Security and, in such event, will issue Notes in definitive form in exchange for the entire Global Debt Security. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of Notes in definitive form represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes issued in definitive form will be issued as registered Notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by the Company.

                                  UNDERWRITING

     The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement dated February 11, 1999, with respect to the Notes. Subject to certain conditions, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth in the following table:

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co.........................................    $220,000,000
Salomon Smith Barney Inc. ..................................     110,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........      70,000,000
                                                                ------------
          Total.............................................    $400,000,000
                                                                ============

                            ------------------------

     The Underwriters are committed to take and pay for all the Notes if any are taken.

     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this Prospectus Supplement. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and other selling terms.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise prevail in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately $442,000.

     In the ordinary course of their respective businesses certain of the Underwriters and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with the Company and its affiliates.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the Notes offered in this Prospectus Supplement, as well as certain other legal matters, will be passed upon for the Company by Diana M. Daniels, Vice President, General Counsel and Secretary of the Company. As of the date of this Prospectus Supplement, Diana M. Daniels owns 2,847 shares of the Company Class B Common Stock and options to acquire 4,000 shares of the Company Class B Common Stock. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Such firm from time to time acts as counsel for the Company and its subsidiaries.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                          THE WASHINGTON POST COMPANY
                 1150 15TH STREET, N.W. WASHINGTON, D.C. 20071
                                 (202) 334-6000

                                  $400,000,000
                                DEBT SECURITIES

     The Washington Post Company may offer from time to time its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness. Up to $400,000,000 principal amount, or the equivalent thereof in one or more foreign currencies or currency units, may be issued.

     The terms of each series of debt securities will be set forth in a Prospectus Supplement. You should read this Prospectus and the Prospectus Supplement carefully.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS
    PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Washington Post Company may sell debt securities directly, through agents or through underwriters or dealers.

                The date of this Prospectus is January 12, 1999

                             ABOUT THIS PROSPECTUS

     This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time over approximately the next two years, sell debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $400,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

     This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information" beginning on page 2 of this Prospectus.

     You should rely only on the information provided in this Prospectus and in any Prospectus Supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus, or any supplement to this Prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act that registers the distribution of the debt securities (the "Registration Statement"). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the Company and the Company's securities. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this Prospectus.

     In addition, we file reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the SEC.

    Public Reference Room        New York Regional Office        Chicago Regional Office
   450 Fifth Street, N.W.          7 World Trade Center              Citicorp Center
          Room 1024                     Suite 1300               500 West Madison Street
   Washington, D.C. 20549        New York, New York 10048              Suite 1400
                                                              Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

     The Commission also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, like the Company, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

     The Commission allows us to "incorporate by reference" information into this Prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by information that is included directly in this document.

     This Prospectus incorporates by reference the documents listed below that the Company has previously filed with the Commission. They contain important information about us and our predecessors.

       COMPANY SEC FILINGS                             PERIOD
       -------------------                             ------
Annual Report on Form 10-K........  Year ended December 28, 1997
Quarterly Reports on Form 10-Q....  Quarters ended March 29, 1998, June 28, 1998 and September 27, 1998
Current Report on Form 8-K........  Dated March 20, 1998

     The Company incorporates by reference additional documents that it may file with the Commission between the date of this Prospectus and the termination of the offering of the debt securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document through us, or from the Commission through the Commission's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus. You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from us at the following addresses:

                               Investor Relations
                          The Washington Post Company
                             1150 15th Street N.W.
                             Washington, D.C. 20071
                                 (202) 334-6000

     If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                                  THE COMPANY

     The Washington Post Company (the "Company") is a diversified media organization whose principal operations consist of newspaper publishing (primarily The Washington Post newspaper), television broadcasting (through the ownership and operation of six network-affiliated television stations), the ownership and operation of cable television systems, and magazine publishing (primarily Newsweek magazine). The Company also produces news and other information products for electronic distribution and provides test preparation and related services.

     The Company was incorporated in 1947 under the laws of the State of Delaware. Its executive offices are located at 1150 15th Street, N.W., Washington, D.C. 20071, and its telephone number is (202) 334-6000.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the debt securities offered by this Prospectus (the "Debt Securities") for general corporate purposes. These may include:

        - capital expenditures

        - possible acquisitions

        - repurchase of the Company's stock

        - payment of other debt

        - other purposes as may be stated in the Prospectus Supplement

     The Company expects to engage in additional financings on a recurring basis. The character and amount of financings will be determined as the need arises.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges has been computed by dividing "earnings available for fixed charges" by "fixed charges." For purposes of computing this ratio, "earnings available for fixed charges" principally consists of (i) income before income taxes, the cumulative effect of changes in accounting principles, and equity in earnings of unconsolidated subsidiaries, plus (ii) "fixed charges" (excluding capitalized interest). "Fixed charges" principally consists of interest expense and the portion of rental expense that is representative of the interest factor (deemed by the Company to be one-third).

                               THIRTY-NINE WEEKS ENDED                               FISCAL YEAR ENDED
                            -----------------------------   --------------------------------------------------------------------
                            SEPTEMBER 27,   SEPTEMBER 28,   DECEMBER 28,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,   JANUARY 2,
                                1998            1997            1997           1996           1995          1995         1994
                            -------------   -------------   ------------   ------------   ------------   ----------   ----------
Ratio of earnings to fixed
  charges.................      29.9(a)         33.1(b)         37.2(c)        32.3           22.9          22.5         22.7(d)

---------------
(a) For the thirty-nine weeks ended September 27, 1998, the Company's pre-tax income included non-recurring gains of approximately $308.5 million arising from the disposition of the Company's investment interests in Cowles Media Company and Junglee Corporation and the sale of the assets of 14 small cable television systems. Excluding these gains, the ratio of earnings to fixed charges would have been 14.0.

(b) For the thirty-nine weeks ended September 28, 1997, pre-tax income included a non-recurring gain of approximately $24.8 million resulting from the sale of the assets of the Company's PASS Sports subsidiary. Excluding this gain, the ratio would have been 30.5.

(c) For the fiscal year ended December 28, 1997, pre-tax income included non-recurring gains of approximately $71.1 million resulting from the sale of the assets of the Company's PASS Sports subsidiary and the Company's investment interests in Bear Island Paper Company, L.P. and Bear Island Timberlands Company, L.P. Excluding these gains, the ratio would have been 31.5.

(d) For the fiscal year ended January 2, 1994, pre-tax income included a non-recurring gain of approximately $20.5 million arising from the sale of the Company's cable franchises in the United Kingdom. Excluding this gain, the ratio would have been 21.0.

                       DESCRIPTION OF THE DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The Indenture was filed as an exhibit to the Registration Statement and will be dated on or prior to the date any Debt Securities are issued thereunder. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series will be described in a Prospectus Supplement. The following statements are subject to the detailed provisions of the Indenture. The sections of the Indenture specifically referred to in the following discussion are incorporated by reference. Capitalized terms that are not defined in the following discussion have the meanings assigned to them in the Indenture.

GENERAL

     Debt Securities may be issued from time to time under the Indenture in an unlimited aggregate principal amount and an unlimited number of series.

     The Debt Securities are unsecured and will have the same rank as all other unsecured and nonsubordinated debt of the Company.

     The Prospectus Supplement relating to the series of Debt Securities which it offers describes (Sections 202 and 301):

      (1) the title of the Debt Securities of such series;

      (2) any limit upon the aggregate principal amount of such Debt Securities;

      (3) the person to whom the interest on a Debt Security of such series will be payable if not the person in whose name that Debt Security is registered on the regular record date;

      (4) the date or dates on which such Debt Securities will mature or the method of determination of such date or dates;

      (5) the rate or rates, or the method of determination thereof, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the date or dates on which such interest will be payable and, for Registered Debt Securities (as defined below), the Regular Record Dates;

      (6) the place or places where the principal of, and premium and interest, if any, on, such Debt Securities will be payable;

      (7) the periods, prices and terms and conditions upon which any such Debt Security may be redeemed, in whole or in part, at the option of the Company;

      (8) any terms for redemption or repurchase pursuant to any sinking fund or analogous provision or at the option of a Holder;

      (9) any terms for conversion of the Debt Securities into other securities of the Company or any other corporation at the option of a Holder;

     (10) any terms for the attachment to such Debt Securities of warrants, options or other rights to purchase or sell stock or other securities of the Company;

     (11) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon acceleration of maturity (Debt Securities subject to such provisions being referred to as "Original Issue Discount Securities");

     (12) any deletions or modifications of, or additions to, the Events of Default or covenants of the Company under the Indenture with respect to such Debt Securities (including whether the covenants described below under "Certain Covenants of the Company" will not apply to such Debt Securities);

     (13) if other than U.S. dollars, the currency, currencies or currency unit or units in which such Debt Securities will be denominated and in which the principal of, and premium and interest, if any, on, such Securities will be payable;

     (14) whether, and the terms and conditions on which, the Company or a Holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Debt Securities are denominated;

     (15) any matter of determining the amount of principal of, or premium or interest, if any, on, any such Debt Securities to be determined with reference to an index based on a currency or currency unit or units other than that in which such Debt Securities are stated to be payable or an index based on any other method;

     (16) whether such Debt Securities will be issued in fully registered form without coupons ("Registered Debt Securities") or in bearer form with or without coupons ("Bearer Debt Securities"), or any combination thereof, whether such Debt Securities will be issued in the form of one or more global securities (each a "Global Debt Security") and whether such Debt Securities are to be issuable in temporary global form or definitive global form;

     (17) if such Debt Securities are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

     (18) whether and under what circumstances the Company will pay additional amounts to any holder of such Debt Securities who is not a United States person (as defined below under "Temporary Global Securities") in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such Debt Securities rather than pay any additional amounts; and

     (19) any other terms of any of such Debt Securities not inconsistent with the Indenture.

     Most Debt Securities will be issued as Registered Debt Securities. Registered Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000. Bearer Debt Securities denominated in U.S. dollars will be issued in denominations of $5,000. Debt Securities may bear legends required by United States Federal tax law and regulations. (Section 401)

     If any series of the Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest on, any series of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such series of the Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating to that series.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Merger, Consolidation and Certain Sales of Assets. The Company will covenant that it will not merge into or consolidate with any other corporation, or convey or transfer all or substantially all its properties and assets as an entirety to, any person unless:

     (a) the successor is a U.S. corporation, partnership, limited liability company, trust or other entity,

     (b) the successor assumes on the same terms and conditions all the obligations under the Debt Securities and the Indenture, and

     (c) immediately after giving effect to the transaction, there is no default under the Indenture. (Section 901)

Upon such merger, consolidation, conveyance or transfer, the successor will succeed to, and will be substituted in lieu of, the Company. (Section 902)

     Event Risk. Except for the limitations on Secured Indebtedness and Sale and Leaseback Transactions described below, the Indenture and Debt Securities do not contain any covenants or other provisions designed to afford holders of the Debt Securities protections in the event of a highly leveraged transaction involving the Company.

     Limitation on Secured Indebtedness. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, assume, incur or guarantee any Secured Indebtedness without securing the Debt Securities equally and ratably with, or prior to, such Secured Indebtedness unless immediately thereafter the aggregate amount of all outstanding Secured Indebtedness (exclusive of Secured Indebtedness if the Debt Securities are secured equally and ratably with, or prior to, such Secured Indebtedness) and the discounted present value determined as set forth in the Indenture of all net rentals payable under existing leases entered into in connection with Sale and Leaseback Transactions (as defined below) entered into after the date of the Indenture (except any such leases entered into by a Restricted Subsidiary before the time it became a Restricted Subsidiary) would not exceed 15% of Consolidated Net Worth. (Section 1104)

     Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter any lease longer than three years (excluding leases of newly acquired, improved or constructed property) covering any Principal Property of the Company or any Restricted Subsidiary that is sold to any other person in connection with such lease (a "Sale and Leaseback Transaction"), unless either:

     (a) immediately thereafter, the sum of:

          (i) the discounted present value determined as set forth in the Indenture of all net rentals payable under all such existing leases entered into after the date of the Indenture (except any such leases entered into by a Restricted Subsidiary before the time it became a Restricted Subsidiary), and

          (ii) the aggregate amount of all outstanding Secured Indebtedness (exclusive of Secured Indebtedness if the Debt Securities are secured equally and ratably with, or prior to, such Secured Indebtedness) does not exceed 15% of Consolidated Net Worth; or

     (b) an amount equal to the greater of:

          (i) the net proceeds to the Company or a Restricted Subsidiary from such sale, and

          (ii) the discounted present value determined as set forth in the Indenture of all net rentals payable thereunder is applied within 180 days to the retirement of long-term debt of the Company or a Restricted Subsidiary (other than such debt which is subordinated to the Debt Securities or which is owing to the Company or a Restricted Subsidiary). (Section 1105)

     Certain Definitions Used in The Covenants. The Indenture defines some of the terms used in the Covenants as follows:

        "Secured Indebtedness" will mean indebtedness of the Company or any Restricted Subsidiary for borrowed money secured by any lien upon (or in respect of any conditional sale or other title retention agreement covering) any Principal Property or any stock or indebtedness of a Restricted Subsidiary, but excluding from such definition all indebtedness: (i) outstanding on the date of the Indenture and secured by liens (or arising from conditional sale or other title retention agreements) existing on that date; (ii) incurred after the date of the Indenture to finance the acquisition, improvement or construction of property and either secured by purchase money mortgages or liens placed on such property within 180 days of acquisition, improvement or construction or arising from conditional sale or other title retention agreements; (iii) secured by liens on Principal Property or on the stock or indebtedness of Restricted Subsidiaries, and, in either case, existing at the time of the acquisition thereof or incurred to finance such acquisition; (iv) owing to the Company or any Restricted Subsidiary; (v) secured by liens (or conditional sale or other title retention agreements) existing at the time a corporation became or becomes a Restricted Subsidiary in the case of a corporation which shall have become or becomes a Restricted Subsidiary after the date of the Indenture; (vi) arising from any Sale and Leaseback Transaction; (vii) incurred to finance the acquisition or construction of property secured by liens in favor of any country or any political subdivision thereof; and (viii) constituting any replacement, extension or renewal of any such indebtedness (to the extent such indebtedness is not increased).

        "Principal Property" will mean all land, land improvements, buildings, machinery and equipment constituting a manufacturing facility, a printing facility, a warehouse facility, a distribution facility, a television broadcast facility, a cable television facility or an office facility (including any portion thereof) which facility is owned by or leased to the Company or a Restricted Subsidiary, is located within the United States and has an acquisition cost plus capitalized improvements in excess of 1% of Consolidated Net Worth as of the date of such determination, other than any such facility financed through the issuance of tax-exempt governmental obligations, or which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, or in which the interest of the Company and all its Subsidiaries does not exceed 50%.

        "Consolidated Net Worth" will mean, at the date of any determination, the consolidated stockholders' or owners' equity of the Company and its subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied.

        "Restricted Subsidiary" will mean any Subsidiary of the Company which has substantially all its property in the United States, which transacts substantially all its business in the United States, and which owns or is a lessee of any Principal Property. Subsidiaries organized or acquired after the date of the Indenture for the purpose of acquiring the stock, business or assets of any person other than the Company or any Restricted Subsidiary and which (after giving effect to such acquisition) have consolidated total assets of not more that 10% of the consolidated total assets of the Company and its subsidiaries are excluded from the definition of Restricted Subsidiary.

        "Subsidiary" will mean any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

     The Indenture provides that the Company may omit to comply with the restrictive covenants described above under "Limitation on Secured Indebtedness" and "Limitation on Sale and Leaseback Transactions" if the holders of not less than a majority in principal amount of all series of outstanding Debt Securities affected thereby (acting as one class) waive compliance with such restrictive covenants. (Section 1107)

EXCHANGE, REGISTRATION AND TRANSFER

     Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If Debt Securities of any series are issuable as both Registered Debt Securities and Bearer Debt Securities, the Bearer Debt Securities of such series (with all unmatured coupons, except as provided below, and all matured coupons in default) will be exchangeable for Registered Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. If a Bearer Debt Security with coupons appertaining thereto is surrendered in exchange for a Registered Debt Security after a Regular Record Date or Special Record Date and before the relevant date for payment of interest, such Bearer Debt Security shall be surrendered without the coupon relating to such date for payment of interest and interest will not be payable on such date in respect of the Registered Debt Security issued in exchange for such Bearer Debt Security, but will be payable only to the holder of such coupon when due in accordance with the terms thereof and of the Indenture. Bearer Debt Securities will not be issued in exchange for Registered Debt Securities (unless otherwise specified in the applicable Prospectus Supplement and permitted by applicable rules and regulations). No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith. (Section 404)

     Debt Securities may be presented for exchange as provided above, and Registered Debt Securities (other than U.S. Book-Entry Debt Securities (as defined below under "Definitive Global Securities -- U.S. Book-Entry Securities")) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any additional transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement. (Sections 404 and 1102) The First National Bank of Chicago, currently located at 153 West 51st Street, New York, New York 10019, will be the initial Security Registrar under the Indenture. (Section 404) The Company may at any time designate, or rescind the designation of, the Security Registrar or any additional transfer agent or approve a change in the location through which the Security Registrar or any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Debt Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as both Registered Debt Securities and Bearer Debt Securities or solely as Bearer Debt Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside of the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1102)

     In the event of any redemption in part of any series of Debt Securities, the Company will not be required to: (i) issue, register the transfer of, or exchange, Debt Securities of any series during a period beginning at the opening of business 15 Business Days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as Registered Debt Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issuable as Bearer Debt Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Debt Securities and there is no publication, the day of mailing of the relevant notice of redemption; (ii) register the transfer of, or exchange, any Registered Debt Security selected for redemption, in whole or in part, except the unredeemed portion of any Registered Debt Security being redeemed in part; or (iii) exchange any Bearer Debt Security selected for redemption, except to exchange such Bearer Debt Security for a Registered Debt Security of that series and like tenor which is simultaneously surrendered for redemption. (Section 404)

     For a discussion of restrictions on the exchange, registration and transfer of Global Debt Securities, see "Global Securities" below.

PAYMENT AND PAYING AGENTS

     Payment of principal of, and premium and interest, if any, on, Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time. At the option of the Company, payment of any interest on Registered Debt Securities may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Payment of any installment of interest on Registered Debt Securities will be made to the person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Sections 406 and 410.)

     Payment of principal of, and premium and interest, if any, on, Bearer Debt Securities will be made in the designated currency unit at the offices of such Paying Agents outside the United States as the Company may designate from time to time. On the applicable payment date therefor, payments of principal of, and premium, if any, on, Bearer Debt Securities will be made against surrender of such Debt Securities, and payment of interest on Bearer Debt Securities with coupons appertaining thereto on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. (Sections 410 and 1102) No payment with respect to any Bearer Debt Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of, and premium and interest, if any, on, Bearer Debt Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1102)

     The First National Bank of Chicago will be designated as the Company's Paying Agent for payments with respect to Debt Securities that are issuable solely as Registered Debt Securities and as the Company's Paying Agent in the Borough of Manhattan, The City of New York for payments with respect to Debt Securities (subject to the limitations described above in the case of Bearer Debt Securities) that are issuable solely as Bearer Debt Securities or as both Registered Debt Securities and Bearer Debt Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities of a series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable solely as Registered Debt Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as both Registered Debt Securities or Bearer Debt Securities or solely as Bearer Debt Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York for payments with respect to any Registered Debt Securities of the series (and for payments with respect to Bearer Debt Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on any stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in any required city located outside the United States for the Debt Securities of such series. (Section 1102)

     All moneys deposited with the Trustee or a Paying Agent, or then held by the Company, in trust for the payment of principal of, and premium and interest, if any, on, any Debt Security or coupon that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, or, if then held by the Company, discharged from such trust, and the holder of such Debt Security or coupon will thereafter look only to the Company for payment thereof. (Section 1103)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part as one or more Global Debt Securities in either registered or bearer form and in either temporary or definitive form. The Global Debt Security or Securities of a series will be deposited with, or on behalf of, a depositary located in the United States (a "U.S. Depositary") or a common depositary located outside the United States (a "Common Depositary") identified in the Prospectus Supplement relating to such series. All temporary or definitive Global Debt Securities in bearer form will be deposited with a Common Depositary.

     The specific terms of the depositary arrangement with respect to any Debt Securities of a series issued in global form will be described in the Prospectus Supplement relating to such series. For purposes other than making payments on a definitive Global Debt Security, the Company may treat a person having a beneficial interest in such definitive Global Debt Security as the holder of such principal amount of Outstanding Debt Securities represented by such definitive Global Debt Security as shall be specified in a written statement of the holder of such definitive Global Debt Security, or, in the case of a definitive Global Debt Security in bearer form, of Euro-clear or CEDEL (as defined below), which is delivered to the Trustee by such person. (Section 411) None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 411) The Company anticipates that the following provisions will apply to all depositary arrangements with a U.S. Depositary or Common Depositary.

TEMPORARY GLOBAL SECURITIES

     All or any portion of a series of Bearer Debt Securities initially may be represented by one or more temporary Global Debt Securities, without interest coupons. Temporary Global Securities will be deposited with a Common Depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euro-clear System ("Euro-clear"), and CEDEL S.A. ("CEDEL") for credit to the respective accounts of the beneficial owners of such Debt Securities (or to such other accounts as they may direct). On and after the exchange date determined as provided in any such temporary Global Debt Security and described in the applicable Prospectus Supplement, each such temporary Global Debt Security will be exchangeable for definitive Debt Securities in bearer form, registered form, definitive global bearer form or any combination thereof, as specified in the applicable Prospectus Supplement. No Bearer Debt Security (including a Debt Security in definitive global bearer form) delivered in exchange for a portion of a temporary Global Debt Security will be mailed or otherwise delivered to any location in the United States in connection with such exchange. (Sections 402 and 403)

     Interest on any portion of a temporary Global Debt Security payable in respect of an Interest Payment Date occurring before definitive Debt Securities are issued will be paid to each of Euro-clear and CEDEL with respect to the portion of the temporary Global Debt Security held for its account. Prior to making such interest payment, the Trustee must receive a signed certificate from Euro-Clear or CEDEL in the form required by the Indenture dated no earlier than such Interest Payment Date. The certificate must be based on statements provided to Euro-Clear or CEDEL by its account holders who are beneficial owners of interests in such temporary Global Debt Security to the effect that such portion is not beneficially owned by a United States person, and has not been acquired by or on behalf of a United States person or for offer to resell or for resale to a United States person or any person inside the United States or, if a beneficial interest in such portion has been acquired by a United States person,
(i) that such person is a financial institution, as defined in applicable regulations promulgated under the Internal Revenue Code of 1986, as amended (the "Code"), purchasing for its own account or has acquired such Debt Security through a financial institution and (ii) that such Debt Securities are held by a financial institution that has agreed in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder and that it did not purchase for offer to resell or for resale inside the United States. Each of Euro-clear and CEDEL will in such circumstances credit the interest received by it in respect of such temporary Global Debt Security to the accounts of the beneficial owners thereof (or to such other accounts as they may direct). (Section 403)

     As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States Federal income taxation regardless of its source, and "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

DEFINITIVE GLOBAL SECURITIES

     Bearer Securities. If any Debt Securities of a series are issuable in definitive global bearer form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such definitive global Bearer Debt Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Debt Security delivered in exchange for a portion of a definitive Global Debt Security will be mailed or otherwise delivered to any location in the United States in connection with such exchange. (Section 404) Principal of, and premium and interest, if any, on, a definitive global Bearer Debt Security will be payable in the manner described in the applicable Prospectus Supplement.

     U.S. Book-Entry Securities. If Debt Securities of a series are to be represented by a definitive global Registered Debt Security to be deposited with or on behalf of a U.S. Depositary, such Debt Securities ("U.S. Book-Entry Debt Securities") will be represented by a definitive Global Debt Security registered in the name of the U.S. Depositary or its nominee. Upon the issuance of a definitive Global Debt Security registered in the name of the U.S. Depositary, the U.S. Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the U.S. Book-Entry Debt Securities represented by such Global Debt Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents for the sale of such U.S. Book-Entry Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of U.S. Book-Entry Debt Securities will be limited to participants or persons that may hold interests through participants. Ownership of U.S. Book-Entry Debt Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the U.S. Depositary or its nominee for the applicable definitive Global Security or by participants or persons that hold through participants. So long as the U.S. Depositary, or its nominee, is the registered owner of such global Debt Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the U.S. Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Payment of principal of, and premium and interest, if any, on, U.S. Book-Entry Debt Securities will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Debt Security representing such U.S. Book-Entry Debt Securities. Owners of U.S. Book-Entry Debt Securities will not be entitled to have such Debt Securities registered in their names in the Security Register, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws impair the ability to purchase or transfer U.S. Book-Entry Debt Securities.

     The Company expects that the U.S. Depositary for U.S. Book-Entry Debt Securities of a series, upon receipt of any payment of principal of, or premium or interest, if any, on, the related definitive Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debt Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

SATISFACTION AND DISCHARGE; DEFEASANCE

     At the request of the Company, the Indenture will cease to be in effect as to the Debt Securities of any series (except for certain obligations to register the transfer or exchange of such Debt Securities and related coupons, if any, and hold moneys for payment of such Debt Securities and coupons in trust) when either (a) all such Debt Securities and coupons have been delivered to the Trustee for cancellation or (b) all such Debt Securities and coupons have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and the Company has deposited with the trustee, in trust money, in the currency, currencies or currency unit or units in which such Debt Securities are payable, in an amount sufficient to pay all the principal of, and premium and interest, if any, on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities. (Section 501)

     The Company may defease any series of Debt Securities and, at its option, either (a) be Discharged after 90 days from any and all obligations in respect of such series of Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities and related coupons, replace stolen, lost or mutilated Debt Securities and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) eliminate the requirement to comply with certain restrictive covenants of the Indenture in respect of such series (including those described under "Certain Covenants of the Company"). In order to exercise either defeasance option, the Company must deposit with the trustee in trust, money, or, in the case of Debt Securities and coupons denominated in U.S. dollars, U.S. Government Obligations or, in the case of Debt Securities and coupons denominated in a foreign currency, Foreign Government Securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay in the currency, currencies or currency unit or units in which such Debt Securities are payable all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. Among the conditions to the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for United States Federal income tax purposes and that the holders of such series will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such option had not been exercised. (Section 503)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein with respect to any series of Debt Securities shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series (in the case of certain events of bankruptcy, insolvency and reorganization, voting as one class with all other outstanding Debt Securities) may declare the principal of all the Debt Securities of such series, together with accrued interest thereon, if any, to be immediately due and payable by notice in writing to the Company (and to the Trustee if given by the holders). (Section 602)

     Events of Default in respect of any series are defined in the Indenture as being:

          - default for 30 days in payment of any interest installment when due;

          - default in payment of principal of, or premium, if any, on, Debt Securities of such series when due (other than any sinking fund payments) at their stated maturity, by declaration, when called for redemption or otherwise;

          - default for 30 days in the making of any sinking fund payment when due;

          - default for 90 days after notice to the Company by the Trustee or by holders of 25% in principal amount of the outstanding Debt Securities of such series in the performance of any covenant in the Debt Securities of such series or in the Indenture with respect to Debt Securities of such series;

          - certain events of bankruptcy, insolvency and reorganization.

No Event of Default with respect to a single series of indebtedness issued under the Indenture (and any supplemental indentures) necessarily constitutes an Event of Default with respect to any other series of indebtedness issued thereunder. (Section 601)

     The Indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium or interest, if any, on, or a sinking fund installment, if any, with respect to any of the Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series. The term "default" for the purpose of this provision only means the happening of any of the Events of Default specified above, except that any grace period or notice requirement is eliminated. (Section 702)

     The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the holders of the Debt Securities before proceeding to exercise any right or power under the Indenture at the request of holders of the Debt Securities. (Section 703)

     The Indenture provides that the holders of a majority in principal amount of the outstanding Debt Securities of any series may in certain circumstances direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee in respect of such series. (Section 612)

     The Indenture includes a covenant that the Company will file annually with the Trustee an Officers' Certificate stating whether any default exists and specifying any default that exists. (Section 1106)

     In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive any past default or Event of Default with respect to the Debt Securities of such series or compliance with certain provisions of the Indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium or interest, if any, on, any of the Debt Securities of such series. (Section 613) The holders of a majority in principal amount of a series of outstanding Debt Securities also have certain rights to rescind any declaration of acceleration with respect to such series after all Events of Default with respect to such series not arising from such declaration shall have been cured. (Section 602)

MODIFICATION OF THE INDENTURE

     The Indenture allows the Company and the Trustee, without the consent of any holders of Debt Securities, to enter into supplemental indentures for the purposes, among other things, of:

          - adding to the Company's covenants,

          - adding additional Events of Default,

          - establishing the form or terms of any series of Debt Securities issued under such supplemental indentures or curing ambiguities or inconsistencies in the Indenture,

          - making other provisions that do not adversely affect the interests of the holders of any series of Debt Securities in any material respect. (Section 1001)

     The Indenture allows the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Debt Securities of such series. But, no supplemental indenture may, without the consent of the holders of all the outstanding Debt Securities affected thereby, among other things:

          (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

          (2) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any Debt Security;

          (3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon acceleration of the Maturity thereof;

          (4) change any Place of Payment where, or the currency, currencies or currency unit or units in which, any Debt Security or any premium or interest thereon is payable;

          (5) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

          (6) affect adversely the terms, if any, of conversion of any Debt Security into stock or other securities of the Company or of any other corporation;

          (7) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;

          (8) change any obligation of the Company, with respect to outstanding Debt Securities of a series, to maintain an office or agency in the places and for the purposes specified in the Indenture for such series;

          (9) modify any of the foregoing provisions or the provisions for the waiver of certain covenants and defaults, except to increase any applicable percentage of the aggregate principal amount of outstanding Debt Securities the consent of the holders of which is required or to provide with respect to any particular series the right to condition the effectiveness of any supplemental indenture as to that series on the consent of the holders of a specified percentage of the aggregate principal amount of outstanding Debt Securities of such series or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 1002)

MEETINGS

     The Indenture contains provisions for convening meetings of the holders of Debt Securities of any series. (Section 1401) A meeting may be called at any time by the Trustee under the Indenture, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1402) Persons entitled to vote a majority in principal amount of the outstanding Debt Securities of a series will constitute a quorum at a meeting of holders of Debt Securities of such series, except that in the absence of a quorum, if the meeting was called by the Company or the Trustee, it may be adjourned for a period of not less than 10 days, and in the absence of a quorum at any such adjourned meeting, the meeting may be further adjourned for a period of not less than 10 days.

     Except for any consent which must be given by the holder of each outstanding Debt Security affected thereby, as described above under "Modification of the Indenture", and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series. Any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is equal to or less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. With respect to any consent, waiver or other action which the Indenture expressly provides may be given by the holders of a specified percentage of outstanding Debt Securities of all series affected thereby (acting as one class), only the principal amount of outstanding Debt Securities of any series represented at a meeting or an adjourned meeting duly reconvened at which a quorum is present as aforesaid and voting in favor of such action will be counted for purposes of calculating the aggregate principal amount of outstanding Debt Securities of all series affected thereby favoring such action. (Section 1404)

NOTICES

     Except as otherwise provided in the Indenture, notices to holders of Bearer Debt Securities will be given by publication at least once in a daily newspaper in The City of New York and in London and in such other city or cities as may be specified in such Bearer Debt Securities. Notices will also be mailed to such persons whose names and addresses were previously filed with the Trustee, within the time prescribed for the giving of such notice. Notices to holders of Registered Debt Securities will be given by mail to the addresses of such holders as they appear in the Security Register. (Section 106)

TITLE

     Title to any Bearer Debt Securities and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Debt Security or related coupon and, prior to due presentment for registration of transfer, the registered owner of any Registered Debt Security (including Registered Debt Securities in global registered form), as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section
407)

REPLACEMENT OF SECURITIES COUPONS

     Any mutilated Debt Security and any Debt Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the holder upon surrender of such mutilated Debt Security or Debt Security with a mutilated coupon to the Security Registrar. Debt Securities or coupons that become destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Security Registrar of evidence of the destruction, loss or theft thereto satisfactory to the Company and the Security Registrar; in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced (upon surrender to the Security Registrar of the Debt Security with all appurtenant coupons not destroyed, stolen or lost) by issuance of a new Debt Security in exchange for the Debt Security to which such coupon appertains. In the case of a destroyed, lost or stolen Debt Security or coupon, an indemnity satisfactory to the Security Registrar and the Company may be required at the expense of the holder of such Debt Security or coupon before a replacement Debt Security will be issued. (Section 405)

GOVERNING LAW

     The Indenture, the Debt Securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Company may from time to time maintain lines of credit, and have other customary banking relationships, with The First National Bank of Chicago, the Trustee under the Indenture, or with its affiliates. The First Chicago Trust Company of New York, an affiliate of the Trustee, acts as the stock transfer agent and registrar with respect to the Company's common stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in any of three ways: (i) through underwriters, (ii) through agents or (iii) directly to a limited number of institutional purchasers or to a single purchaser. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities of such series may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Company may authorize agents or underwriters to solicit offers by certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 1997 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Sections 27A of the Securities Act and 21E of the Exchange Act provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses and other matters as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. All statements contained in this Prospectus, in each Prospectus Supplement and in any document incorporated by reference herein that the Company expects or anticipates something will or may occur in the future, including statements about the Company's business strategies, competitive strengths and the expansion and growth of the Company's business and operations, are forward-looking statements and the Company wishes to take advantage of the "safe-harbor" provisions referred to above in connection with such statements. These forward-looking statements are and will be based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However forward-looking statements are subject to various risks and uncertainties that could cause actual results or events to differ materially from those anticipated in such statements. Specific factors identified by the Company that might cause such a difference include, among other things, the factors noted in "Item 1. Business" in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 ("Annual Report"), and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the Annual Report and in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1998. Other risk factors include the following: changes in prevailing economic conditions, particularly in the specific geographic and other markets served by the Company; actions of competitors, including competitive pricing and competitive service offerings; changes in the preferences of readers, viewers and advertisers; changes in communication and broadcast technologies and markets; changes in laws and regulations, including changes in television broadcast and cable television laws and regulations and changes in taxation and accounting standards; the effects of changing cost or availability of raw materials, including changes in the cost or availability of newsprint and magazine body paper; changes in postal rates; changes in the extent to which standardized tests are used in the admissions process by colleges and graduate schools; the inability of computer systems or equipment to process transactions for the year 2000 or beyond, including non-compliance of the Company's critical internal systems and equipment due to failure to identify non-compliance or incomplete or inadequate remediation efforts by vendors, suppliers, service providers, customers or governmental entities that are critical to the Company's business operations; and the effectiveness of the Company's marketing and sales programs.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Supplement

The Company..........................  S- 1
Recent Developments..................  S- 4
Use of Proceeds......................  S- 6
Capitalization.......................  S- 6
Selected Consolidated Financial
  Data...............................  S- 6
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition................  S- 8
Description of the Notes.............  S-13
Underwriting.........................  S-16
Legal Matters........................  S-17

Prospectus

About this Prospectus................     2
Where You Can Find More Information..     2
The Company..........................     4
Use of Proceeds......................     4
Ratio of Earnings to
  Fixed Charges......................     4
Description of the Debt Securities...     5
Plan of Distribution.................    16
Experts..............................    17
Note Regarding Forward-Looking
  Statements.........................    17

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                                  $400,000,000

                              THE WASHINGTON POST
                                    COMPANY

                       5.50% Notes due February 15, 2009
                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT

                    ---------------------------------------

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.
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